UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Greg Kunkel
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE REPORTS
RECORD FINANCIAL RESULTS FOR THE SECOND QUARTER 2009

–	Revenue: $223.6 Million representing 12 percent growth year over year

–	Non-GAAP EPS: $0.48 representing 12 percent growth year over year

–	Non-GAAP Operating Income: $116.4 or 52 percent of revenues, 15% growth year over year

–	Deferred Revenue: $362.1 Million representing 30 percent growth year over year

REDWOOD CITY, Calif., – July 28, 2009 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced record financial results for the second quarter ended June 30, 2009.

“I’m pleased to report record quarterly results. Our quarterly results came in at the high-end of our projections with 12 percent year over year growth in revenues and non-GAAP earnings per share. Revenue growth came from all regions and represented our highest quarterly revenues to date.” said Gil Shwed, Chairman and Chief Executive Officer at Check Point, “The synergies associated with the successful acquisition of Nokia’s Security Appliance business contributed to these record results and enabled us to achieve non-GAAP operating margin of 52 percent.”

Financial Highlights for the Second Quarter of 2009

—	Total Revenues: $223.6 million, an increase of 12 percent, compared to $199.6 million in the second quarter of 2008, and sequential quarterly growth of 15 percent.

—	GAAP Operating Income: $86.7 million, up from $83.6 million a year ago. The GAAP operating income in the second quarter of 2009 included amortization of intangible assets in the amount of $4.6 million and restructuring charges of $9.0 million related to the Nokia security business acquisition.

—	Non-GAAP[1] operating income: $116.4 million, an increase of 15 percent compared to $100.9 million a year ago. Non-GAAP operating margin was 52 percent, compared to 51 percent a year ago.

—	GAAP Net Income and Earnings per Diluted Share: GAAP net income was $75.6 million compared to $79.2 million in the second quarter of 2008. Earnings per share were $0.36 for both periods. The GAAP net income in the second quarter of 2009 included amortization of intangible assets in the amount of $4.6 million ($0.02 per diluted share) and restructuring charges of $9.0 million ($0.04 per diluted share) related to the Nokia security business acquisition. Net of taxes these charges totaled $11.9 million ($0.06 per diluted share).

[1] For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

—	Non-GAAP[2] Net Income and Earnings per Diluted Share: Non-GAAP net income was $100.9 million, compared to $92.7 million in the second quarter of 2008 and EPS was $0.48, an increase of 12 percent, compared to $0.43 in the second quarter of 2008.

—	Deferred Revenues: As of June 30, 2009, we had deferred revenue of $362.1 million, which represented an increase of $82.9 million, or 30 percent compared to deferred revenues as of June 30, 2008.

—	Cash Flow: Cash flow from operations was $112.7 million, an increase of 37 percent, compared to $82.6 million in the second quarter of 2008. We had $1.63 billion in cash and investments as of June 30, 2009.

—	Share Repurchase Program: During the second quarter of 2009, we repurchased 2.2 million shares at a total cost of $50.0 million.

Business Highlights
Mr. Shwed continued, “During the quarter we expanded our product portfolio with the introduction of our Power-1 11000 high end appliance series, the SMART-1 management appliances and the acquisition of the IP series appliance business from Nokia. We also added over 300 people as part of the acquisition, primarily in sales and marketing, R&D and technical services. As a result, we have increased our investment in future product development and have provided further resources to support our customers and partners even given today’s economy.”

During the second quarter of 2009 we expanded its security hardware appliance portfolio, giving customers more options to deploy our leading security software. In April, we completed the acquisition of the Nokia Security Appliance Business and delivered the new Check Point IP appliance line that utilizes our revolutionary new software blade architecture. This allows prior Nokia appliance customers the ability to take advantage of integrated Intrusion Prevention System (IPS) for the first time, and was followed by the introduction of the Power-1 11000 series appliances designed for high performance environments, based on our revolutionary Software Blade architecture.

Also in the second quarter, we introduced the SMART-1 appliances, representing the next step in our efforts to simplify security management for enterprises while providing the highest level of security. SMART-1 utilizes the benefits of Check Point’s Software Blade architecture and provides flexibility and extensibility to the network administrator by unifying network, IPS and endpoint security policy management.

Additionally, in July during our Check Point Experience in the Asia Pacific region we introduced our latest management blade, SmartWorkFlow, which enables customers to streamline security operations and achieve higher levels of compliance. We also announced our latest endpoint security solution, Endpoint Security R72, our latest version of the industry’s only single agent for endpoint security that utilizes our patent-pending WebCheck™ browser virtualization security technology to protect enterprise PCs against Web-based threats. Furthermore, to ease the end-user experience, Endpoint Security R72 OneCheck single authentication unlocks all endpoint security subsystems and VPN Auto-Connect simplifies remote access.

Mr. Shwed concluded: “I am proud of the record results we achieved this quarter. During my meetings with customers I encountered a great deal of enthusiasm for our strategy that was primarily focused on our software blade architecture and expanded appliance portfolio. I’d like to thank our partners and customers for their continued support of Check Point’s business.”

[2] For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 28, 2009 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through August 12, 2009 at the company’s website http://www.checkpoint.com/ir or by telephone at +1 201.612.7415, passcode # 327789, account # 215.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade architecture. The dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point’s award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2003 – 2009 Check Point Software Technologies Ltd. All rights reserved.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R, amortization of acquired intangible assets, restructuring-related charges and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, our beliefs and expectations regarding our product introductions and enhancements. Because these statements pertain to future events they are subject to various risks and uncertainties, actual results could differ materially from Check Point’s current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to: general market conditions in Check Point’s industry; economic and political uncertainties; the financial and business conditions affecting our customers; the impact of political changes and weaknesses in various regions of the world, including  hostilities or acts of terrorism in Israel, where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; and the timely availability and customer acceptance of Check Point’s new and existing products. The forward-looking statements contained in this press release are subject to other factors and risks, including those discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. The statements made in this press release are based on Check Point’s expectations or beliefs as of the date hereof, and Check Point assumes no obligation to update information concerning its expectations or beliefs.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$82,801	$84,973	$154,545	$162,352
Software updates, maintenance
and services	140,840	114,633	264,108	228,851

Total revenues	223,641	199,606	418,653	391,203

Operating expenses:
Cost of products and licenses	16,837	9,693	26,463	18,686
Cost of software updates,
maintenance and services	10,775	7,101	16,604	13,851
Amortization of technology	7,230	5,800	13,030	12,954

Total cost of revenues	34,842	22,594	56,097	45,491

Research and development	23,468	23,824	43,255	46,569
Selling and marketing	56,939	56,588	104,011	110,248
General and administrative	12,680	13,005	27,297	26,571
Restructuring	9,034	-	9,034	-

Total operating expenses	136,963	116,011	239,694	228,879

Operating income	86,678	83,595	178,959	162,324
Financial income, net	8,130	7,949	16,543	20,312

Income before income taxes	94,808	91,544	195,502	182,636
Taxes on income	19,205	12,371	38,978	25,205

Net income	$75,603	$79,173	$156,524	$157,431

Earnings per share (basic)	$0.36	$0.37	$0.75	$0.72

Number of shares used in computing
earnings per share (basic)	209,521	215,030	209,835	217,568

Earnings per share (diluted)	$0.36	$0.36	$0.74	$0.71

Number of shares used in computing
earnings per share (diluted)	211,615	217,951	211,847	220,192

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SELCTED GAAP MEASURES TO NON GAAP MEASURES

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$86,678	$83,595	$178,959	$162,324
Stock-based compensation (1)	7,271	8,385	15,074	17,456
Amortization of intangible assets (2)	13,453	8,893	22,346	19,196
Restructuring (3)	9,034	-	9,034	-

Non-GAAP operating income	$116,436	$100,873	$225,413	$198,976

GAAP net income	$75,603	$79,173	$156,524	$157,431
Stock-based compensation (1)	7,271	8,385	15,074	17,456
Amortization of intangible assets (2)	13,453	8,893	22,346	19,196
Restructuring (3)	9,034	-	9,034	-
Taxes on stock-based compensation,
amortization of intangible assets and
restructuring (4)	(4,499)	(3,753)	(6,622)	(8,017)

Non-GAAP net income	$100,862	$92,698	$196,356	$186,066

GAAP Earnings per share (diluted)	$0.36	$0.36	$0.74	$0.71
Stock-based compensation (1)	0.03	0.04	0.07	0.08
Amortization of intangible assets (2)	0.07	0.05	0.11	0.10
Restructuring (3)	0.04	-	0.04	-
Taxes on stock-based compensation,
amortization of intangible assets and
restructuring (4)	(0.02)	(0.02)	(0.03)	(0.04)

Non-GAAP Earnings per share (diluted)	$0.48	$0.43	$0.93	$0.85

Number of shares used in computing
Non-GAAP earnings per share (diluted)	211,615	217,951	211,847	220,192

(1) Stock-based compensation:
Cost of products and licenses	$13	$15	$21	$27
Cost of software updates,
maintenance and services	107	194	300	377
Research and development	1,515	1,204	2,773	2,301
Selling and marketing	976	1,926	2,716	4,166
General and administrative	4,660	5,046	9,264	10,585

	7,271	8,385	15,074	17,456

(2) Amortization of intangible assets:
Cost of products and licenses	7,230	5,800	13,030	12,954
Selling and marketing	6,223	3,093	9,316	6,242

	13,453	8,893	22,346	19,196

(3) Restructuring	9,034	-	9,034	-

(4) Taxes on stock-based
compensation, amortization of
intangible assets and restructuring	(4,499)	(3,753)	(6,622)	(8,017)

Total , net	$25,259	$13,525	$39,832	$28,635

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	June 30, 2009	December 31, 2008
	(unaudited)	(audited)

Current assets:
Cash and cash equivalents	$714,094	$543,190
Marketable securities and deposits	307,291	371,197
Trade receivables, net	187,185	251,771
Other current assets	39,222	28,372

Total current assets	1,247,792	1,194,530

Long-term assets:
Marketable securities	608,795	529,445
Property, plant and equipment, net	41,104	40,248
Severance pay fund	5,862	5,817
Deferred income taxes, net	17,353	19,003
Intangible assets, net	137,749	123,151
Goodwill	708,458	664,602
Other assets	22,293	16,820

Total long-term assets	1,541,614	1,399,086

Total assets	$2,789,406	$2,593,616

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term deferred revenues	$329,985	$289,998
Trade payables and other accrued liabilities	141,472	112,556

Total current liabilities	471,457	402,554

Long-term deferred revenues	32,106	40,799
Income tax accrual	109,737	101,230
Deferred tax liability, net	17,605	22,225
Accrued severance pay	10,638	10,943

Total liabilities	641,543	577,751

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	513,862	503,408
Treasury shares at cost	(1,151,758)	(1,105,250)
Accumulated other comprehensive income (loss)	7,717	(4,673)
Retained earnings	2,777,268	2,621,606

Total shareholders' equity	2,147,863	2,015,865

Total liabilities and shareholders' equity	$2,789,406	$2,593,616

Total cash and cash equivalents and marketable
securities	$1,630,180	$1,443,832

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$75,603	$79,173	$156,524	$157,431
Adjustments to reconcile net income to net cash provided by
operating activities:

Depreciation and amortization of property, plant and equipment	2,223	2,145	5,035	4,293
Decrease (increase) in trade and other receivables, net	4,393	(11,301)	85,100	36,867

Increase in deferred revenues, trade payables and other
accrued liabilities	16,159	1,213	9,275	4,544
Realized loss on marketable securities	-	-	1,896	-
Stock-based compensation	7,271	8,385	15,074	17,456

Amortization of intangible assets	13,453	8,893	22,346	19,196
Excess tax benefit from stock-based compensation	(2,043)	(2,681)	(4,514)	(6,029)
Deferred income taxes, net	(4,352)	(3,268)	(6,242)	(8,323)

Net cash provided by operating activities	112,707	82,559	284,494	225,435

Cash flow from investing activities:
Cash paid in conjunction with the acquisition
of Protect Data, net	-	(9,042)	-	(9,042)
Cash paid in conjunction with the acquisition of Nokia	(57,540)	-	(57,540)	-
Investment in property, plant and equipment	(1,207)	(2,591)	(2,601)	(4,526)

Net cash used in investing activities	(58,747)	(11,633)	(60,141)	(13,568)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	18,514	9,304	42,303	15,772
Purchase of treasury shares	(49,998)	(50,000)	(102,286)	(123,000)
Excess tax benefit from stock-based compensation	2,043	2,681	4,514	6,029

Net cash used in financing activities	(29,441)	(38,015)	(55,469)	(101,199)

Unrealized gain (loss) on marketable securities, net	14,842	(8,844)	17,464	(9,404)

Increase in cash and cash equivalents, deposits and marketable
securities	39,361	24,067	186,348	101,264

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,590,819	1,318,706	1,443,832	1,241,509

Cash and cash equivalents, deposits and marketable securities
at the end of the period	$1,630,180	$1,342,773	$1,630,180	$1,342,773

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Tal Payne —————————————— Tal Payne Chief Financial Officer

July 28, 2009